SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notice of the

Extraordinary General Meeting of

Shareholders

*	To be presented at the meeting

Notice of the Extraordinary General Meeting of Shareholders

December 12, 2008

To our Shareholders,

KT will hold an Extraordinary General Meeting of Shareholders on January 14, 2008 as described below.

At the Extraordinary General Meeting, Auditor’s Report will be reported, and four items will be resolved, including the election of the President.

Shareholders holding KT’s common shares as of November 24, 2008 will be entitled to vote at the Extraordinary General Meeting of Shareholders.

I look forward to your participation.

Jeong Soo Suh

Acting President and Chief Executive Officer

• Date and Time: Wednesday, January 14, 2009 10:00 a.m. (local time)

• Place:	Lecture Hall (2F) of KT Corporation’s R&D Center located at
17 Woomyun-dong, Seocho-gu, Seoul, Korea

• Record Date : November 24, 2008

Matters Requiring Resolution

Agenda Item No.  1

Approval of Amendment of the Articles of Incorporation

Pursuant to Article 433 of the Korean Commercial Code (Method of Amendment of Articles of Incorporation), approval of the following Amendment of the Articles of Incorporation is hereby requested.

Pursuant to Article 433 of the Korean Commercial Code, amendments of the Articles of Incorporation are subject to a resolution at the General Meeting of Shareholders.

The reason and the proposal of the amendment are as follows:

A competitive business environment where many companies are entering the telecommunications, broadcast and media businesses, easing the current restrictive President qualification requirements allows for a wider pool of candidates with experience and competence to be employed by KT. The qualification requirements for the Independent and Non-executive Directors will be sustained.

Current	Proposed Amendment
Article 25. (Election of President and Directors)	Article 25. (Election of President and Directors)

(5) Any person who falls under any of the following categories shall not become a director of KT, and upon any elected director of KT falling under any of the following categories, such director shall be dismissed:	(5) Any person who falls under any of the following categories shall not become a director of KT, and upon any elected director of KT falling under any of the following categories, such director shall be dismissed:

1. ~ 3. (Omitted)	1. ~ 3. (Omitted)

4.      The same person and his/her related party as defined in the Monopoly Regulation and Fair Trade Act (“MRFTA”) who controls a company in competition with KT (however, with respect to the definition of competitor of KT used herein, if the company engages in the same business as KT and belongs to the same enterprise group of KT, such company is not deemed to be in competition with KT. This shall have the same meaning hereafter);

4. (Deleted)

5.      Any person who presently serves or has served at any time during the past two (2) years, as an officer or an employee for the company which is in competition with KT and for other companies which belong to the same enterprise group under the MRFTA of such company;

5. (Deleted)

6.      Any person who presently works or has worked at any time during the past two (2) years, as an officer or an employee for the largest or second largest shareholding company which is in competition with KT and for other companies which belong to the same enterprise group under the MRFTA of such company; or

6. (Deleted)

Current	Proposed Amendment
7. The scope of a company which has competitive relationship with another company as prescribed in Subparagraphs 4 through 6 shall include a related party under the SEA.	7. (Deleted)

(6) An outside director shall be a person who has expert knowledge or certain experience in the field of communication, economy, management, law or related professions and is capable of contributing to the development of KT and the protection of shareholder’s interests.	(6) (Deleted)

(7) Any candidate for the outside director falling under the disqualification criteria under the Commercial Code of Korea, the SEA of Korea and other relevant laws and regulations shall not become an outside director and any outside director subject to such disqualification criteria shall be dismissed.

(6) Any person who falls under any of the following disqualification criteria shall not become an outside director of KT, and any elected outside director shall be dismissed if he or she falls under any of the following disqualification criteria:

1.      The same person and his or her related party as defined in the Monopoly Regulation and Fair Trade Act (“MRFTA”) who controls a company in competition with KT’s major business areas (however, with respect to the definition of competitor of KT used herein, if the company engages in the same business as KT and belongs to the same enterprise group of KT, such company is not deemed to be in competition with KT. This shall have the same meaning hereafter);

Current	Proposed Amendment

2.      Any person who presently serves or has served at any time during the past two (2) years, as an officer or an employee for the company in competition with KT’s major business areas and for other companies which belong to the same enterprise group under the MRFTA of such company;

3.      Any person who presently works or has worked at any time during the past two (2) years, as an officer or an employee for the largest or second largest shareholding company in competition with KT’s major business areas and for other companies which belong to the same enterprise group under the MRFTA of such company; or

4. Any person who falls under the disqualification criteria under the Commercial Code of Korea, the SEA of Korea and other relevant laws and regulations

Agenda Item No.  2

Election of President

Pursuant to Article 25 (Election of the President and Directors) of the Articles of Incorporation of KT, approval of the election of the President is hereby requested.

According to KT’s Articles of Incorporation, the President shall be elected by a resolution at the General Meeting of Shareholders based on the nomination by the President Candidate Nominating Committee.

According to Article 32 of KT’s Articles of Incorporation, The President Candidate Nominating Committee should consist of all the Independent and Non-Executive Directors, one (1) former President of KT designated by the Board of Directors (Mr. Hae Wook Lee), and one (1) non-government civilian who is designated as a member by the Independent and Non-Executive Directors only (Mr. Jin Hyun Kim, Chairman of the Research Advisory Committee at Korea International Trade Association).

The President Candidate Nominating Committee took the following criteria into consideration to nominate the President Candidate.

1.	Knowledge of business management and finance;

2.	Past business accomplishments and the management period;

3.	Qualification and capability as a chief executive officer; and

4.	Professional knowledge and experience in the field of telecommunications

As a result, the President Candidate Nominating Committee nominated Mr. Suk-Chae Lee as the President Candidate on December 9, 2008 citing his strong initiative and drive, essential qualities to innovate and realize KT’s vision, his expertise in the fields of IT and telecommunications as a former Minister of Information and Communication, as well as his experience as Outside Director of various renowned companies.

Mr. Lee’s biography is as follows.

Suk-Chae Lee

• Date of birth: September 11, 1945

• Nominated by: President Candidate Nominating Committee

• Relation to the largest shareholder: None

• Details of transactions between the said candidate and KT for the past three years: None

• Term of office: January 14, 2009 to the 30th Annual General Meeting of Shareholders to be held in 2012 (three year)

• Present occupation: Visiting Professor, College of Engineering, Seoul National University

• Education:

• 1981	Ph. D in Economics, Boston University

• 1979	MA in Political Economy, Graduate School of Liberal Arts, Boston University

• 1968	BA in Business Administration, College of Commerce, Seoul National University

• Professional associations:

• 2006~Present	Visiting Professor, College of Engineering, Seoul National University

• 2003~Present	Senior Advisor, Bae, Kim & Lee LLC

• 2008~Present	Member of the Presidential Economic Advisory Board

• 2008	Advisory Board, BT

• 2007~2008	Outside Director, LG Electronics

• 2005~2008	Outside Director, SK C&C

• 2004~2008	Non-executive Director, Kolon Chemical, Co. LTD.

• 1996~1997	Chief Economic Advisor to the President, Government of Korea

• 1995~1996	Minister of Information and Telecommunication

• 1994~1995	Vice Minister of Finance and Economy and Chairman of Vice Ministerial Economic Committee

• 1992~1994	Deputy Minister in charge of National Budget, Economic Planning Board, and Chairman of National Budget Deliberation Committee

• 1984~1988	Economic Secretary to the President in Charge of Policy Coordination for Macro, External, Fair Trade, and Agricultural Policies

• 1977~1984	Director of various Divisions of the Economic Planning Board

Agenda Item No.  3

Election of Independent and Non-Executive Directors for Audit Committee

Pursuant to the Article 415-2 of Korean Commercial Code (Audit Committee) and Article 191-17 of Securities Exchange Act of Korea (Audit Committee), election of the members of the Audit Committee is hereby requested.

KT’s Audit Committee consists of three or more independent and non-executive directors.

At the Extraordinary General Meeting of Shareholders, three new members of the Audit Committee will be elected.

KT’s Independent and Non-Executive Director Nominating Committee recommended Si-Chin Kang, In-Man Song and Joon Park to be introduced as new members of the Audit Committee.

Biographies of the candidates are as follows:

<Agenda Item No. 3-1> Si-Chin Kang

• Date of birth: September 15, 1947

• Nominated by: Independent and Non-Executive Director Candidate Nominating Committee

• Relation to the largest shareholder: None

• Details of transactions between the said candidate and KT for the past three years: None

• Term of office: January 14, 2009 to the 28th Annual General Meeting of Shareholders to be held in 2010 (one year)

• Present occupation: Auditor, Catholic Education Foundation

• Education:

• 1981	Master in Business Administration, Korea University

• 1973	BA in Business Administration, Busan University

• Professional associations:

• 2002~Present	Auditor, Catholic Education Foundation

• 2003~2005	Audit Committee, Standard Chartered First Bank

• 1999~2001	Auditor, Korean Institute of Certified Public Accountants

• 1974~2002	Vice President, Samil PricewaterhouseCoopers

• 1972~1974	Korea Development Bank

<Agenda Item No. 3-2> In-Man Song

• Date of birth: August 28, 1950

• Nominated by: Independent and Non-Executive Director Candidate Nominating Committee

• Relation to the largest shareholder: None

• Details of transactions between the said candidate and KT for the past three years: Member of Advisory Council for KT’s Financial Accounting Department

• Term of office: January 14, 2009 to the 28th Annual General Meeting of Shareholders to be held in 2010 (one year)

• Present occupation: Professor, Graduate School of Business, Sungkyunkwan University

• Education:

• 1986	Ph.D in Business Administration, University of Wisconsin-Madison

• 1981	Master in Business Administration, University of Wisconsin-Madison

• 1975	BA in Business Administration, Sungkyunkwan University

• Professional associations:

• 1986~Present	Professor, Graduate School of Business, Sungkyunkwan University

• 2008~Present	IFRS Advisor, Financial Supervisory Service

• 2004~2005	Chairman, Korean Accounting Association

• 2002~2005	Member of Korean Accounting Standards Board

• 2001~2003	Dean, Sungkyunkwan University Business School

<Agenda Item No. 3-3> Joon Park

• Date of birth: October 30, 1954

• Nominated by: Independent and Non-Executive Director Candidate Nominating Committee

• Relation to the largest shareholder: None

• Details of transactions between the said candidate and KT for the past three years: ‘Plan to improve KT’s corporate structure’ research project by Seoul National University R&DB Foundation

• Term of office: January 14, 2009 to the 29th Annual General Meeting of Shareholders to be held in 2011 (two years)

• Present occupation: Professor, College of Law, Seoul National University

• Education:

• 1988	LL.M., Harvard Law School

• 1979	Judicial Research and Training Institute, Korea

• 1977	LL.B., Seoul National University

• Professional associations:

• 2007~Present	Professor, College of Law, Seoul National University

• 1988~1989	Foreign Lawyer, Sullivan&Cromwell LLP Law, New York, USA

• 1982~2007	Attorney-at-law, Kim&Chang, Seoul, Korea

• 1979~1982	Judge Advocate

ø Comparison of BOD Composition

Before EGM	After EGM
☐ Standing Directors(Executive Directors)
Suk-Chae Lee(President, newly elected)
Jong Lok Yoon	Jong Lok Yoon
Jeong Soo Suh	Jeong Soo Suh

☐ Independent and Non-Executive Directors
Jeong Ro Yoon*	Si-Chin Kang*
Do Hwan Kim*	In-Man Song*
Jong Kyoo Yoon*	Joon Park*
Paul C. Yi	Paul C. Yi
Jeong Suk Koh	Jeong Suk Koh
Kon Sik Kim
Gyu Taeg Oh*

*	Members of Audit Committee

ø Biographies of Current Directors

•	Independent and Non-Executive Directors

Jeong Ro Yoon

Date of Birth	July 21, 1954

Current Position	Chairperson of Board of Directors, Professor, Korea Advanced Institute of Science and Technology

Percentage of BOD Meeting Attendance	100%

Professional History

- Dean of School of Humanities and Social Sciences, KAIST

- Visiting Scholar, Program in Science, Technology, and Society, MIT

- Foreign Research Fellow, Institute of Social Science, Tokyo University

Do Hwan Kim

Date of Birth	May 27, 1959

Current Position	Professor, Sejong University

Percentage of BOD Meeting Attendance	100%

Professional History

- Advisor, Korea IT Industry Promotion Agency

- Member of Examination and Evaluation Committee, Ministry of Information and Communication

- Member of Public Funds Management Evaluation Body, Ministry of Planning and Budget

Jong Kyoo Yoon

Date of Birth	October 13, 1955

Current Position	Standing Consultant, Kim&Chang

Percentage of BOD Meeting Attendance	100%

Professional History

- Kookmin Bank, Senior Executive Vice President & Head of Retail Banking Group

- Visiting Professor , Sungkyunkwan University

- Commissioner and Director, Bank International Indonesia

Kon Sik Kim

Date of Birth	January 10, 1955

Current Position	Professor, Seoul National University

Percentage of BOD Meeting Attendance	90%

Professional History

- Director, Center for Financial Law, Seoul National University

- Instructor, Duke Law School

- Visiting Professor, Harvard Law School

Paul C. Yi

Date of Birth	May 30, 1967

Current Position	President & Region Manager Coca Cola Company Korea

Percentage of BOD Meeting Attendance	100%

Professional History

- Chief Executive Officer Nongshim Kellogg Co.

- Head of Hershey Foods Corporation Korea

Jeong Suk Koh

Date of Birth	May 22, 1957

Current Position	President, Ilshin Investment Co., Ltd.

Percentage of BOD Meeting Attendance	100%

Professional History

- Consultant, McKinsey&Co.

- Teaching Assistant, Massachusetts Institute of Technology

Gyu Taeg Oh

Date of Birth	February 20, 1959

Current Position	President, Korea Fixed Income Research Institute

Percentage of BOD Meeting Attendance	100%

Professional History

- Associate Professor, University of Iowa

- Expert Consultant, Kidder Peabody Research

•	Tenure Status of Board of Directors

	Name	Initial Appointment Date	Recent Appointment Date	End of Tenure
Independent and Non-Executive Directors	Jong-Kyoo Yoon*	Mar. 2006	Mar. 2006	AGM 2009
	Do Hwan Kim*	Mar. 2003	Mar. 2006
	Jeong-Ro Yoon*	Mar. 2004	Mar. 2007	AGM 2010
	Kon Sik Kim*	Mar. 2004	Mar. 2007
	Paul C. Yi	Mar. 2007	Mar. 2007
	Gyu-Taeg Oh*	Feb. 2008	Feb. 2008	AGM 2011
	Jeong Suk Koh	Feb. 2008	Feb. 2008

*	Will be resigning as of January 14, 2009

•	Composition within Board of Directors

Name	Audit	NED Nom.*	Eval.&Com**	Executive	Related Trans.***
• Executive Directors
Jong Lok Yoon		—		—
Jeong Soo Suh				—

• Independent and Non-Executive Directors
Jeong-Ro Yoon	—	¡	—
Do-Whan Kim	¡	—	—		—
Kon-Sik Kim					¡
Jong-Kyoo Yoon	—	—	¡
Paul C. Yi(Chang Yop Yi)		—			—
Jeong-Suk Koh		—	—		—
Gyu-Taeg Oh	—	—	—

*	Independent and Non-Executive Director Candidate Nominating Committee
**	Evaluation & Compensation Committee
***	Related Transaction Committee
¡	Chairperson

Agenda No.  4

Approval of Employment Contract for the President

Pursuant to Article 33 (Election of President) and Article 34 (Execution of Employment Contract with the Candidate for President) of Articles of Incorporation of KT, approval of the employment contract to be executed by the newly elected President is hereby requested.

Pursuant to Article 33 of KT’s Articles of Incorporation, President Candidate Nominating Committee shall submit a draft employment contract at the General Meeting of Shareholders for approval.

The employment contract includes mainly the provisions on his or her duty as the President, the goals to be accomplished by the President during his or her tenure, evaluation process on his or her performance, and remuneration and incentive payments.

When the draft employment contract is approved at the General Meeting of Shareholders, KT shall enter into such employment contract with the President.

The draft employment contract is as follows:

Employment Contract for the President

Article 1. Purpose of the Agreement

The purpose of this Agreement is to set forth the President’s authority, responsibilities and other necessary terms and conditions in connection with the election of                      as the President (“President”) of KT Corporation (“Company”).

Article 2. Term of Office of the President

The term of office of the President shall be for three years starting from the effective date of the election of the President at the General Meeting of Shareholders. However, pursuant to Article 383-3 of the Commercial Code and Article 27-1 of KT’s Articles of Incorporation when the term of office expires before the closing date of the Ordinary General Meeting of Shareholders in the last fiscal year of such term, the term of office shall be extended to the closing date of such General Meeting.

Article 3. Duties and Responsibilities of the President

(1)	The President shall represent the Company and oversee the whole affairs of the Company as a representative director and CEO of the Company.

(2)	The President shall use his best efforts to achieve the management goals specified in Article 5 of this Agreement.

(3)	The President’s duties, responsibilities, rights and obligations not specified herein shall be determined in accordance with the Articles of Incorporation and other relevant laws and regulations.

Article 4. Obligations of the President

(1)	During and after the term of his office, the President shall not disclose to a third party any confidential information of the Company which he obtains during his tenure.

(2)	In the event the President breaches any of his obligations set forth herein, the President shall be held liable for such breach,

and if, due to the said breach, the President has obtained any personal gain or the Company suffers damages, such gain shall revert to the Company and the President shall compensate the damages suffered by the Company.

Article 5. Management Goals

(1)	The management goals to be achieved by the President during his term of office shall be determined in accordance with the Mid to Long-Term Management Plan approved by the Board of Directors.

(2)	In order to achieve the goals set by the Mid to Long-Term Management Plan, the Board of Directors shall establish annual goals prior to commencement of each fiscal year after consultation with the President. In such case, the President and standing directors shall not participate in such resolution of the Board of Directors, provided that the annual management goals for 2009 shall be the management goals for 2009 approved by the Board of Directors on December —, 2008.

Article 6. Evaluation

(1)	The Board of Directors shall conduct evaluation of annual management goals each fiscal year. However, when it is deemed necessary, the Board of Directors may conduct evaluation at any time during a fiscal year.

(2)	If it is necessary for the evaluation under the foregoing Paragraph (1), the Board of Directors may commission an expert institution to conduct a research and may utilize the results of such research for the evaluation.

(3)	In the event the Board of Directors determines to commission an expert institution to conduct a research, the President shall immediately take any necessary measures in relation thereto, such as execution of a service agreement, etc.

(4)	The Board of Directors shall report the result of the evaluation under Paragraph (1) to the General Meeting of Shareholders, and the President shall take necessary measures to report the result to the General Meeting of Shareholders.

(5)	In adopting a resolution of the Board of Directors under Paragraphs (1) and (2) above, the President and standing directors shall not participate in such resolution.

Article 7. Remuneration

(1)	The remuneration of the President shall comprise of the annual base salary, short-term incentive payment and long-term incentive payment, and shall be determined in accordance with the remuneration ceiling of the directors approved at the General Meeting of Shareholders and the criteria for remunerating standing directors and method of payment thereof which are reported to the General Meeting of Shareholders.

Article 8. Base Salary

(1)	The annual base salary shall be determined by a resolution of the Board of Directors. The President and standing directors shall not participate in the said resolution of the Board of Directors.

(2)

 1/12 of the annual base salary shall be set as the monthly remuneration during the term of office and shall be paid on the salary payment day of the Company. If the President takes office or resigns in the middle of a month, the remuneration for such month, regardless of the cause therefore, shall be paid on the prorated daily basis based on the actual number of days served by the President.

(3)	The base annual salary, regardless of title thereof, shall be deemed to include all allowances payable to the President, and in case the base annual salary is adjusted during a year, such change shall take effect on January 1 of the following year, unless otherwise specified.

Article 9. Short-term Incentive Payment

(1)	Short-term incentive payment shall be paid pursuant to the evaluation results of the annual management goals as set out in Article 6(1). In such case, the criteria and payment method (including the calculation formula of the incentive payment ratio) of the remuneration shall be determined by a resolution of the Board of Directors. The President and standing directors shall not participate in the said resolution of the Board of Directors.

(2)	The short-term incentive payment shall be made in principle within one (1) month from the finalization by the Board of Directors of the evaluation of the annual goals.

(3)	If the President is dismissed during the term of office in accordance with Sub-paragraphs 1 through 4 of Article 14 (1), no short-term incentive payment for such year shall be made.

(4)	Matters pertaining to the short-term incentive payment not prescribed in Paragraphs (1) through (3), such as payment in the events of the President’s voluntary resignation or retirement for unidentified reasons shall be determined by a resolution of the Board of Directors. In such case, the President and standing directors shall not participate in such resolution of the Board of Directors.

(5)	The short-term incentive payment for a partial year of service during which the President takes office or resigns from office shall be made on prorated monthly basis based on the number of months in service, and the payment for the relevant month of taking office or resignation shall be made in accordance with Article 8 (2).

Article 10. Long-term Incentive Payment

(1)	The Company may provide the President with long-term incentive payment in stocks. The details for the long-term incentive payment such as the number of stocks and payment method for the President shall be determined by a resolution of the Board of Directors. In such case, the President and standing directors shall not participate in the said resolution by the Board of Directors.

(2)	If stock option is granted pursuant to a resolution of the Board of Directors, such stock option shall not be included in the remuneration ceiling of the directors as set forth in Article 7 hereof, and shall be paid pursuant to relevant laws and regulations.

Article 11. Adjustment after the Incentive Payment

In the event that the score of evaluation is modified due to an error in the evaluation or other causes after the incentive payment is made to the President, the amount of incentive shall be newly calculated in conformity with the modified result, and such adjusted amount shall be taken into consideration when setting the incentive payment payable for the following year. However, if the President resigns or is dismissed, immediate payment of any amount due or return of any excessive amount shall be made.

Article 12. Severance Payment

The severance payment shall be paid in accordance with the regulations on the payment of severance payment to officers.

Article 13. Taxes and Public Imposts

All remuneration payable to the President shall be paid after withholding all relevant taxes and public imposts therefrom in accordance with the applicable laws and regulations.

Article 14. Dismissal, etc. of the President

(1)	The Company may dismiss the President even during the term of office by a special resolution of the General Meeting of Shareholders if any of the following occurs;

1.	In case the President breaches the obligations set forth under Article 4 (1);

2.	In case the President breaches material provisions of the relevant laws and regulations or the Articles of Incorporation, or a disqualification event prescribed by the relevant laws and regulations or the Articles of Incorporation occurs or is discovered later;

3.	In case the President is likely to cause material damages to the Company by damaging the reputation and dignity of himself or the Company;

4.	In case the management performance is significantly below the management goals or the corporate value is seriously damaged; and

5.	In case the President fails to or is unable to carry out his duties due to diseases, etc. for an extended period.

(2)	A proposal to dismiss the President shall be submitted to the General Meeting of Shareholders after a resolution by the Board of Directors is adopted in accordance with Article 38 of the Articles of Incorporation.

(3)	The Board of Directors shall provide the President with an opportunity to state his opinion at the meeting of the Board of Directors convened to resolve the dismissal of the President, and immediately following the adoption of a resolution of dismissal, a written notice shall be provided to the President, stating the reasons therefor in detail. In the above meeting, the President and standing directors shall not participate in such resolution of the Board of Directors.

Article 15. Ownership of the Rights

The President’s right to any and all intellectual property developed independently by himself or jointly with others during the term of office (including know-how and managerial ideas) shall be exclusively held by the Company, and the President shall carry out the procedures necessary for registration of such intellectual property rights in the name of the Company.

Article 16. Interpretation of the Agreement and Supervision of Performance

(1)	In the event there is ambiguity over the interpretation of this Agreement, the interpretation of such ambiguous parts shall be determined through consultation between the Board of Directors and the President.

(2)	Upon dissolution of the President Candidate Nominating Committee, the Board of Directors shall supervise all matters regarding this Agreement on behalf of the Company.

(3)	The President and standing directors shall not participate in the resolutions of the Board of Directors in relation to Paragraphs (1) or (2) above.

Article 17. Amendment of the Agreement

(1)	If it becomes necessary to amend this Agreement due to drastic changes in management environments, etc. after execution of this Agreement, the President may request the Board of Directors to amend the Agreement.

(2)	Any amendment of this Agreement under Paragraph (1) shall require a resolution of the Board of Directors and approval of the General Meeting of Shareholders. In such case, the President and standing directors shall not participate in the resolution of the Board of Directors.

(3)	Upon a resolution and approval under Paragraph (2) above, the Company and the President shall promptly enter into an amendment to this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement in duplicate, with one copy to be retained by each party.

January     , 2009

President Candidate Nominating Committee On behalf of KT Corporation

By:
Name:
Title:	Chairperson of the Committee

Representative Director

By:
Name:
Title:	President

Additional Information

•	Number and Classification of Voting Shares

The record date for exercising voting rights at the Extraordinary General Meeting of Shareholders is November 24, 2008. As of the record date, the number of KT’s total shares issued was 273,535,700 shares and the number of common shares entitled to exercise voting rights (excluding treasury shares and shares held by an affiliate company) was 202,032,042 shares.

•	Method of Resolution

Pursuant to the provisions of the Korean Commercial Code, Agenda Items 2, 3 and 4 shall be passed by a majority of the votes cast by the shareholders present at the meeting and at least one-fourth of the total shares that are entitled to vote.

Agenda Item 1 shall be passed by at least two-thirds of the votes cast by the shareholders present at the meeting and at least one-third of total shares entitled to vote.

•	Limit on Exercising Voting Rights Regarding Election of the Members of Audit Committee

Article 409 of the Korean Commercial Code stipulates that any shareholder who holds more than 3% of the total issued shares with voting rights may not exercise his or her vote in respect of such excess shares beyond the “3% limit” when exercising voting rights with respect to election of the members of the audit committee. Please note that the shareholders who own more than 3% of KT’s voting shares (equivalent to 6,060,961 shares) are not entitled to any voting rights exceeding the “3% limit”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	December 15, 2008
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director